SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                        For the month of February, 2003

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




   AER RIANTA COST INCREASES LOSE SHANNON RYANAIR'S DAILY FRANKFURT SERVICES

               Kerry Airport wins the business for Irish tourism


Ryanair, Europe's No.1 low fares airline today (Thursday, 13th February 2003) announced that since the Aer Rianta airport monopoly at Shannon has refused to withdraw its proposed EUR 6 per passenger cost increase on Ryanair's successful Shannon-Frankfurt route, Ryanair will reduce capacity on the route from its present daily service to a weekly service which will operate to/from Shannon on a Saturday.

However, Ryanair is delighted to announce that Irish tourism (particularly to the Mid West region) will not suffer as a result of these Aer Rianta cost increases, because of a new long-term low cost agreement with Kerry Airport which will mean that Kerry will now enjoy a daily return service from Frankfurt Hahn. These flights which will commence on Tuesday 1 April, will result in 100,000 passengers travelling between Kerry International Airport and Frankfurt Hahn and will mean that German visitors to Ireland can continue to avail of very low air fares, and will continue to account for 84% of the 100,000 passengers who travel on the route each year.

Ryanair regrets the decision by the Aer Rianta monopoly at Shannon to massively increase prices on a route that is still developing, and which has now meant that one of the few remaining scheduled links between Shannon and Continental Europe has effectively been discontinued. Ryanair remains concerned that the Aer Rianta airport monopoly at Shannon will attempt to impose similar price increases on Ryanair's low fare flights between Shannon and Brussels and Shannon and Paris when the three year new route scheme ends on those two routes in 2004 and 2005 respectively.

The policies of the high cost Aer Rianta monopoly are losing Shannon passengers and routes, as well as damaging Irish tourism and Irish jobs. It is time this monopoly was broken up for good, with competing multiple terminals developed at Dublin Airport and that Cork and Shannon are separated from the dead hand of Aer Rianta and allowed to develop routes and traffic in the interests of Shannon and Cork respectively.

Low fares between Kerry International Airport and Frankfurt Hahn go on sale next Monday, and there are 10,000 seats on sale at an introductory offer of just
EUR 19 one way (plus taxes and charges) for travel in the month of April. We urge passengers to buy now while stocks last at these ridiculously low fares.

Ends.  Thursday, 13th February 2003



For further information
please contact:

Michael Cawley
Ryanair
Tel. +353-1-8121212

Pauline McAlester
Murray Consultants
Tel. +353-1-4980300





                              SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date: 13 February 2003

                                    By:___/s/ Howard Millar____

                                    H Millar
                                    Company Secretary & Finance Director